EB

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FEB 27 2

19005837

Washington, ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Shot Tower Securities LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

621 East Pratt Street - Suite 600
(No. and Street)

Baltimore	**MD**	**21202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Dunn — **410-376-7900**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Smith Elliot Kearns & Company LLC
(Name - if individual, state last, first, middle name)

19405 Emerald Square, Suite 1400	**Hagerstown**	**MD**	**21742**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DMS

OATH OR AFFIRMATION

I, David R. Dunn, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Shot Tower Securities LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing
FEB 27 2019
Washington, DC

Signature

President & General Counsel
Title

Subscribed and sworn to before me this 13th day of February 2019

Valerie L Argentino
Notary Public

VALERIE L. ARGENTINO
NOTARY PUBLIC
BALTIMORE COUNTY
MARYLAND
MY COMMISSION EXPIRES MAY 6, 2020

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements And Independent Auditor's Report Pursuant to (Rule 17a-5(e)(3)) (Confidential)

December 31, 2018

Shot Tower Securities, LLC

SHOT TOWER SECURITIES LLC

CONTENTS

SEK | Guidance You Can Count On.

CPAs & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Shot Tower Securities, LLC
Baltimore, Maryland

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shot Tower Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Shot Tower Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Effect of Adopting New Accounting Standard

As discussed in Note 2 to the financial statements, in 2018 Shot Tower Securities, LLC adopted new accounting guidance issued by the Financial Accounting Standards Board (FASB) related to revenue from contracts with customers. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of Shot Tower Securities, LLC's management. Our responsibility is to express an opinion on Shot Tower Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shot Tower Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the U.S. Securities and Exchange Commission at December 31, 2018, Statement Pursuant to Paragraph (d)(2) of Rule 17A-5, and Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the U.S. Securities and Exchange Commission at December 31, 2018 (here in referred to as supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Shot Tower Securities, LLC's financial statements. The supplemental information is the responsibility of Shot Tower Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Smith Elliott Kearns & Company, LLC

We have served as Shot Tower Securities, LLC's auditor since 2014.

Hagerstown, Maryland
February 22, 2019

SHOT TOWER SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

ASSETS		
Cash and cash equivalents	$	16,624
Prepaid Expenses		1,645
TOTAL ASSETS	$	18,269

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	1,220
TOTAL LIABILITIES		1,220
MEMBER'S EQUITY		17,049
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	18,269

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES		
Other revenue	$	2
TOTAL REVENUES		2
EXPENSES		
Professional Fees		32,079
Office and related		1,011
TOTAL EXPENSES		33,090
Net Loss	$	(33,088)

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

MEMBER'S EQUITY, December 31, 2017	$	10,137
Member's contributions		40,000
Net loss		(33,088)
MEMBER'S EQUITY, DECEMBER 31, 2018	$	17,049

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (33,088)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(529)
Accounts payable	772
NET CASH USED BY OPERATING ACTIVITIES	(32,845)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's contributions	40,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	40,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	7,155
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	9,469
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 16,624

Note 1 - Organization

Shot Tower Securities LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in September, 2013, under the laws of the State of Delaware. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on June 10, 2014, which is the date that business commenced.

Shot Tower Securities, LLC is a single member LLC, wholly-owned by Shot Tower Capital, LLC (Parent). The Company provides investment banking and related financial advisory services to institutional clients. It operates out of one office in Baltimore, MD.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Adoption of New Accounting Standards: On January 1, 2018, the Company adopted, the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard replaced most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Note 2 - Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or State income taxes are provided as they are the responsibility of the member.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2014. The years 2015 to 2018 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $15,404, which exceeded its requirement by $10,404.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2018, this ratio was .08 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 - Transactions with Related Parties

The Company has a service agreement with its Parent which indirect expenses are paid by the Parent and only direct expenses are reimbursed to the Parent. The Company as of December 31, 2018 did not owe the parent for any direct expense that were paid by the parent.

Note 6 - Recently Issued Accounting Pronouncements

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for lessee with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Note 7 – Contingencies

The Company was established for the purpose of handling transactions with customers of the Parent Company that require a registered broker-dealer. The Company or its Parent have not engaged in these transactions since 2014, however, the Company continues to incur fixed operating costs. This condition has required the Parent Company to contribute capital in order to meet operating cash flow needs and minimum net capital requirements. Management and the Parent Company plan to continue contributing capital as necessary to keep the broker-dealer active.

Note 8 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2018 through the date of February 22, 2019, the date that these financial statements were issued. During this period, there were no material subsequent events requiring disclosure.

SHOT TOWER SECURITIES LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	17,049
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		1,645
NET CAPITAL		15,404
Less: Minimum net capital requirements at 6.67% of aggregate indebtedness ($5,000 if higher)		5,000
EXCESS NET CAPITAL	$	10,404
AGGREGATE INDEBTEDNESS		
Payables and other liabilities	$	1,220
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.08 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(2) OF RULE 17a-5
No material differences as of December 31, 2018

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

SEK | Guidance You Can Count On.

CPAs & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Member of
Shot Tower Securities, LLC
Baltimore, Maryland

We have reviewed management's statements, included in the accompanying Exemption to Possession and Control Requirements Under Customer Protection Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Shot Tower Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shot Tower Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) Shot Tower Securities, LLC stated that Shot Tower Securities, LLC met the identified exemption provisions throughout the most recent fiscal year December 31, 2018 without exception. Shot Tower Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shot Tower Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
February 22, 2019

SHOT TOWER SECURITIES, LLC

EXEMPTION TO POSSESSION AND CONTROL REQUIREMENTS UNDER CUSTOMER PROTECTION RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

To the best knowledge and belief of Shot Tower Securities, LLC (the "Company"), the Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption, pursuant to subsection k(2)(i) of the Rule. This exemption was followed throughout the year ended December 31, 2018, without exception.

David Dunn

President

Shot Tower Securities, LLC